Aesthetic Medical International Holdings Group Ltd

October 8, 2024

VIA EDGAR

Mr. Conlon Danberg

Ms. Margaret Sawicki

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aesthetic Medical International Holdings Group Ltd
Form 20-F for Fiscal Year Ended December 31, 2023
Filed April 25, 2024
File No. 001-39088

Dear Mr. Danberg and Ms. Sawicki:

Aesthetic Medical International Holdings Group Ltd (the “Company”) confirms receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 25, 2024, regarding the Company’s annual report on Form F-20 for the fiscal year ended December 31, 2023 filed on April 25, 2024. The Company is actively preparing a reply letter that proposes edits to be included on the Form 20-F for the fiscal year ended December 31, 2024 in response to the Staff’s comments. To better address the Staff’s comments with the proposed edits and further improve the quality of our disclosure, we respectfully submits to the Staff to request an extension until October 23, 2024 to submit our response to the Staff’s comments.

If you have any further questions or comments, please do not hesitate to contact the Company at (+86) 139-2862-0496 or toby@pengai.com.cn.

Sincerely,

/s/ Zhang Chen
Zhang Chen
Chairman